IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
SUITE 500
IRVINE, CALIFORNIA 92614
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

March 25, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Chineselnvestors.com, Inc.
Form 10-12G
Filed November 29, 2010
Form 10-12G/A
Filed January 20, 2011
Form 10Q
Filed January 28, 2011
Form 10-12G/A
Filed February 25, 2011
Form 10QA
Filed February 25, 2011
File No. 000-54207

Dear Ms. Dickerson:

We are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated March 11, 2011.  For your convenience your comments were left in order relative to that letter followed by our responses.

Form 10-12G/A filed January 20, 2011 - General

1. We note your response to comment five in our letter dated February 3, 2011. We remain concerned, however, that the public announcement of the private placement via your Form 10 could have served as a general solicitation for the private placement. Please provide us with your analysis of your ability to rely on Regulation D for your private placement in view of the limitations on general solicitations set forth in Rule 502(c) of Regulation D and the public announcement of the private placement via your Form 10. We recommend that you focus your analysis on how you solicited the investors in the private offering (i.e., the method or methods you employed to contact the investors and make them aware of the offering). Your analysis should cover all of the investors who participated in the private placement. If the investors were solicited on the basis of substantive, pre-existing relationships between them and the company please provide us with a brief description of the relationships, indicating the person or persons within the company who maintain the relationships.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
March 23, 2011

RESPONSE: Each of the investors who purchased shares of the Issuer’s common stock after the filing of the Form 10 was an existing subscriber in one of the Issuer’s services except one individual who was referred by an existing shareholder.  All investors in this PPM are accredited.  All investors (except Tseng) are currently Subscriber Members as noted herein and maintain a relationship with the Company through the various services offered as well as general contact with various persons within the Company as may be relevant to their being a shareholder.  The Issuer had a pre-existing relationship with each of the following investors as described herein:

•	David Wang, 01/16/2011 PPM execution date, 01/18/2011 acceptance date, $20,000 invested to purchase 166,667 shares … Relationship – Existing subscriber, member since 8/3/2010

•	Xiang Cao, 01/14/2011 PPM execution date, 01/20/2011 acceptance date, $38,000 invested to purchase 316,666 shares … Relationship – Existing subscriber, member since 3/22/2010

•	Huan Hsien Mien, 01/10/2011 PPM execution date, 01/25/2011 acceptance date, $20,000 invested to purchase 166,667 shares … Relationship – Existing subscriber, member since 9/19/2009

•
Calvin Tseng, 02/04/2011 PPM execution date, 02/15/2011 acceptance date, $25,000 invested to purchase 208,334 shares … Relationship – Mr. Clayton Miller (a shareholder since 1999) acted as Mr. Tseng’s referring agent as defined in the PPM, noting Mr. Miller has an ongoing relationship with the Company providing contract advertising service support and has also been an Officer of the Company (1999 to 2002)

•	Ying Chen, 01/03/2011 PPM execution date, 01/18/2011 acceptance date, $15,000 invested to purchase 125,000 shares … Relationship – existing shareholder referral

•	Xin Yang, 01/04/2011 PPM execution date, 01/18/2011 acceptance date, $15,000 invested to purchase 125,000 shares, Relationship – Existing subscriber, member since 9/4/2010

•	Han Zhong Liang, 02/09/2011 PPM Execution date, 02/28/2011 acceptance date, $50,000 invest to purchase 416,667 shares, Relationship – Existing subscriber, member since 1/24/2010

•	Belinda Wu, 01/25/2011 PPM Execution date, 02/28/2011 acceptance date, $30,000 invest to purchase 250,000 shares, Relationship – Existing subscriber, member since 11/30/2008

•	Yifan Chen, 02/08/2011 PPM Execution date, 02/28/2011 acceptance date, $24,000 invest to purchase 200,000 shares, Relationship – Existing subscriber, member since 8/6/2000

•	Ji Xing Ren, 02/07/2011 PPM Execution date, 02/28/2011 acceptance date, $24,000 invest to purchase 200,000 shares, Relationship – Existing subscriber, member since 9/7/2009

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
March 23, 2011

2. You state that you are entitled to the "publishers' exclusion" from the definition of investment adviser (Section 202(a)(1 1)(D) of the Investment Advisers Act of 1940). Please explain in more detail how your services meet the requirements articulated by the Supreme Court in Lowe v. SEC (472 U.S. 181 (1985)). In particular, please explain whether you are providing a publication containing impersonal advice that is "bona fide" and "of regular and general circulation" for each of the services you describe on pages 811. For example, these services include, but are not limited to:

•	VIP Golden Membership Subscription Services, which include "access to a sample investment portfolio... as well as real-time trading demonstrations;"
•	Education Materials (Video Training), Stock Investment, which include your provision of "evaluations as well as analyze all the sample shareholders and volatile stocks in our sample portfolio;"
•	Megatrend Software, which "integrates a U.S. (and China A-Shares) real-time stock trading simulation;" and
•	Dark Horse Subscription Services, which provides "a place where investors from novices to professionals come to for ideas."

In particular, please describe whether any of the services, particularly the software and the simulations, allow the subscriber to input information and to receive customized output In addition, please disclose whether you will have any financial interest in the securities that are identified by any of your services, as described on pages 8-11.

RESPONSE:   We have expanded our description of the Issuer’s subscription services to make clear that in no case does the Issuer offer individualized investment advice.  The Issuer provides training in the Issuer’s approach to investing in and trading stocks.  Such instruction necessarily involves the analysis of selected stocks to demonstrate the approach and methods used.  Whether the Issuer falls under Section 202(a)(11)(B) or (D) or both, the Issuer’s activities are exempt from the definition of an “investment adviser.”

3. Please expand your disclosure in this section to address how you produce the content that is available through your website. In this regard, we note your risk factor disclosure on page 14 about your dependence on the efforts of your editors. Matters you may wish to address include the number, backgrounds and qualifications of your editors, how they produce the content available through your website, whether they conduct original research and, if so, how, whether they use materials generated by third-parties, how they select companies and industries to write about, whether they interview or visit companies that they cover, and whether you or they have relationships with companies that they cover.

RESPONSE:   We have revised our disclosure to explain the Issuer’s editorial process. The disclosure also explains how the registrant provides financial news and information in Chinese to its subscriber and visitor base.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
March 23, 2011

4. On page 13, you state that you "do not as yet have educational conferences other than those that could be loosely associated with your current online services as described on pages 8, 9, and 10." This statement appears to conflict with the statements you make in the last paragraph of this section. Please revise your disclosure as appropriate..

RESPONSE: The sentence stating “Additionally, we do not as yet have educational conferences other than those that could be loosely associated with our current online services as described on pages 8, 9, and 10” has been stricken from the form 10 submitted herewith.

Item 1A. Risk Factors, page 13

If the PRC government finds that the financial data and information services, page 23

5. In your response to comment 12 in our letter dated February 3, 2011, you state that you have stricken the phrase, "safe harbor of media laws". However, this phrase still appears in this risk factor on page 23. If you choose to retain this phrase, please define "safe harbor of media laws"

RESPONSE:  The referenced phrase has been stricken from amendment no. 3.

Information Required in Registration Statement, page 3

6. In the second sentence of the first paragraph, you state, "Since inception, the Company has at times relied primarily upon proceeds from private placements and sales of shares of its equity securities to fund its operations." This statement appears to conflict with your statement in the same paragraph that "absent the costs to become a public company, the Company's operating expenses have been covered by its operating income". Please revise your disclosure as appropriate. This comment also applies to your quarterly report on Form 10-Q for the period ended November 30, 2010.

RESPONSE:  The statement “absent the cost to become a public company, the Company’s operating expenses have been covered by its operating income” has been removed from the Form 10 and the Form 10-Q submitted concurrently.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
March 23, 2011

Item 1. Business, page 3

7.  We reissue comment 19 in our letter dated February 3, 2011. In note V on page 38, you state that Mr. Toreson serves as your Audit Committee's expert member. Please clarify whether you mean that he is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. If he is serving in this role, please provide us with your analysis as to how he qualifies as such an expert.

RESPONSE:  Amendment No. 3 to the Form 10 submitted herewith now reflects that Mr. Toreson serves as the Audit Committee’s expert member and that he has the qualifications to be such an expert.

Item 6. Executive Compensation, page 39

8. We reissue comment 20 in our letter dated February 3, 2011. Please revise your Summary Compensation Table and your Director Compensation Table so that they appear in the current tabular format set forth in Item 402(n) and Item 402(r) of Regulation S-K, respectively.

RESPONSE: We have conformed the tables to this request in the Amendment No. 3 to the Form 10 filed herewith.

Item 10. Recent Sales of Unregistered Securities, page 40

9. We note your response to comment 24 in our letter dated February 3, 2011. Please revise your disclosure in this section to identify clearly the specific rule you relied upon in making each of the private placements and to state briefly the facts you relied upon to make the exemption available. Refer to Item 701 of Regulation S-K.

RESPONSE: The following statement was added to the Form 10 disclosure “As required by Regulation S-K Item 701(d), the Shares were offered and sold in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. Each investor is an ‘accredited investor’ as defined in Rule 501.”

10. We reissue comment 25 in our letter dated February 3, 2011. Please revise your disclosure in this section to provide Regulation S-K Item 701 information for the remaining $445,000 raised in private placements in 2009 and 2010. Additionally, if you choose to retain disclosure concerning your ongoing private placement, please provide Regulation S-K Item 701 information for the shares you have already sold pursuant to this private placement.

RESPONSE: The disclosure in this section was clarified to explain that the $445,000 raised was a part of the private placement that raised $495,000 total in 2008 and 2009, and is further clarified on page 4 of amendment no. 3 to the Form 10.  In addition, further disclosure has been provided as required by Regulation S-K Item 701.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
March 23, 2011

Sales and Marketing, page 12

11. In the third paragraph, please change, if appropriate, "2010" to "2011" as your disclosure throughout the registration statement indicates that your private placement commenced in the third quarter of fiscal year 2011 and not the third quarter of fiscal year 2010.

RESPONSE:  The year referred to has been changed to 2011

Description of Registrant's Securities to be Registered, page 41

12. We reissue comment 26 in our letter dated February 3, 2011. Accordingly, please disclose in this section the required Regulation S-K Item 202(a) information for this class of common stock.

RESPONSE: The required disclosure has been added to the Form 10.

Financial Statements and Supplementary Data, page F-1

13. We reissue comment 28 in our letter dated February 3, 2011. Please update your interim financial statements to comply with Rule 8-03 of Regulation S-X at the date of effectiveness, such that the financial statements are at and as of November 30, 2011. In the footnotes to the interim financial statements, where you report comparisons of balance sheet items, please compare the latest interim figures to the May 31, 2010, amounts.

RESPONSE:  The interim financial statements have been updated to reflect the November 30, 2010 balances.

Financials for Quarter 1, Fiscal Year 2011, page F-16 Notes to the Financial Statements (Unaudited), page F-23

Critical Accounting Policies and Estimates, page F23

14. In the second paragraph, you state that "the Company is not allowed to sell to China based customers." However, on page 14 in your quarterly report on Form 10-Q for the period ended November 30, 2010, you state that your services are used by "Chinese citizens/nationals in mainland China, Taiwan, and Hong Kong." Please advise or revise your disclosures as appropriate.

RESPONSE: The Form 10-Q has been modified to remove the reference to “Chinese citizens/nationals in mainland China, Taiwan, and Hong Kong”.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
March 23, 2011

Quarterly Report on Form 10-0/A for the Period Ended November 30, 2010 Cover page

15. We reissue comment 30 in our letter dated February 3, 2011. You should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. For further guidance, refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive Data, which are available on our website at http://www.sec.gov/divisions/coipfinguidance/interactivedataintetp.htm.

RESPONSE:  The current form 10-Q/A submitted concurrently for the period ended November 30, 2010 does not have that box checked.

Part I. Financial Information

Management's Discussion and Analysis . . . , page 14

16. Please revise the first paragraph in this section to remove the reference to "forwardlooking statements in this registration statement on Form 10" as this report is not a registration statement on Form 10_ Please also remove reference to "the sections entitled `Forward-Looking Statements'" as your report does not contain such a section title.

RESPONSE: All references to “forward-looking” statements have been deleted in the current form 10-Q/A submitted concurrently for the period ended November 30, 2010.

17. In the second paragraph and on page 20, you refer to your "Form(s) 10-12G and 10- 12G/A as filed on November 29, 2010 and January 20, 2011". If you choose to refer to these filings in this manner, please include the most recent amendment date. This comment also applies to the second paragraph under "Overview" on page 14.

RESPONSE: This change has been made so that they only reference the most recently filed form 10-12G/A.

Controls and Procedures, page 20

18. We reissue comment 36 in our letter dated February 3, 2011. Please file an amendment to your Form 10-Q to include the disclosure required by Item 307 and, to the extent applicable, Item 308(c) of Regulation S-K. Specifically, please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Additionally, please disclose changes you have made in your internal controls over financial reporting during the period covered by the report; we note your statement that you are mediating deficiencies in these controls.

RESPONSE:  We have added the requested disclosure of the controls.

Please call the undersigned with any questions or concerns as you review the Form 10 and Form 10 Q.

Very truly yours,
IRVINE VENTURE LAW FIRM, LLP
/s/
Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang